Exhibit 99.1

ICON Reports second quarter 2013 Revenue of $334 million, up 21% year on year, non-GAAP EPS of 43c and raises FY 2013 Guidance.

Highlights – Second Quarter Fiscal 2013.

  Quarter 2 net revenue increased 21% year on year to $334 million.
  Income from operations, excluding restructuring charges of $4.6 million, was $30.9 million or 9.3% of revenue.
  Earnings per share excluding restructuring charges, was 43 cents.
  Gross Business wins were $496 million, representing a gross book to bill of 1.48. Net business wins were $364 million, representing a net book to bill of 1.1.
  FY 2013 Guidance updated: Revenue in the range of $1,300 million - $1,320 million and EPS in the range of $1.54 - $1.64.

DUBLIN--(BUSINESS WIRE)--July 25, 2013--ICON plc, (NASDAQ: ICLR), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the second quarter ended June 30, 2013.

Net revenues grew 21% year on year to $334.2 million from $277.0 million in Q2 2012.

Income from operations, excluding restructuring charges of $4.6 million, was $30.9 million or 9.3% of revenue, compared to $16.6 million or 6.0% for the same quarter last year.

Net income, excluding restructuring charges, was $26.5 million or 43 cents per share on a diluted basis, compared with $12.9 million or 21 cents per share last year.

Revenue in the first half of 2013 increased 23% to $651 million from $529 million in 2012.

Income from operations in the first half of 2013, excluding restructuring charges, was $58.3 million or 9.0% of revenue, compared with $28.4m or 5.4% of revenue in the previous year.

Net income, in the first half of 2013, excluding restructuring charges, was $48.7 million or 79 cents per share on a diluted basis, compared with $21.9 million or 36 cents per diluted share last year.

Guidance for the full year 2013 has been updated with revenue expected to be in the range of $1.3 billion - $1.32 billion and EPS guidance in the range of $1.54 - $1.64.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 33 days at June 30, 2013, compared with 40 days at the end of December 2012.

For the quarter ended June 30, 2013, cash generated from operating activities was $10.8 million after expenditure of $26 million on prior period acquisition earn outs and capital expenditure of $7.8 million. The company’s net cash amounted to $184 million at June 30, 2013, compared to net cash of $190 million at December 31, 2012.

During the quarter the company recorded a charge of $4.6 million in relation to various restructuring costs. US GAAP income from operations after these items amounted to $26 million or 7.9% of revenue. US GAAP net income for the quarter was $22 million or 36 cents per share.

CEO Ciaran Murray commented, “I am happy that Q2 was another strong quarter for ICON. We reported revenue growth of 21% year on year and operating margins of 9.3%. We have continued to book satisfactory levels of new business and our trailing twelve month book to bill now stands at 1.3. Consequently we are raising our revenue guidance to the range of $1.3-$1.32 billion and our EPS guidance to the range of $1.54-$1.64 for the financial year 2013.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its second quarter conference call today, July 25, 2013 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

The statements made in this press release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this press release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in reports filed with the US Securities and Exchange Commission by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 78 locations in 37 countries and has approximately 10,170 employees. Further information is available at www.iconplc.com.

Source: ICON plc

Contact: Investor Relations 1-888-381-7923 or

Brendan Brennan Chief Financial Officer + 353 –1-291-2000 or

Simon Holmes EVP Investor Relations and Corporate Development + 353 –1-291-2000

All at ICON.

ICON/ICLR-F

ICON plc

Consolidated Income Statements (Unaudited)

(Before restructuring and other items)

Three and Six Months ended June 30, 2013 and June 30, 2012

(Dollars, in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012

Gross Revenue	469,626	379,620	888,685	722,675

Reimbursable expenses	135,407	102,613	237,677	193,335

Net Revenue	334,219	277,007	651,008	529,340

Costs and expenses
Direct costs	214,231	180,127	416,592	342,411
Selling, general and administrative	77,548	69,410	153,112	136,925
Depreciation and amortization	11,520	10,830	22,976	21,632

Total costs and expenses	303,299	260,367	592,680	500,968

Income from operations	30,920	16,640	58,328	28,372

Net interest expense	(100)	(231)	(285)	(266)

Income before provision for income taxes	30,820	16,409	58,043	28,106

Provision for income taxes	4,315	3,514	9,336	6,240

Net income	26,505	12,895	48,707	21,866

Net income per ordinary share
Basic	$0.44	$0.21	$0.80	$0.36

Diluted	$0.43	$0.21	$0.79	$0.36

Weighted average number of ordinary shares
Basic	60,724,296	59,978,509	60,555,945	60,032,306

Diluted	61,898,903	60,630,891	61,607,757	60,607,635

ICON plc

Consolidated Income Statements (Unaudited)

(US GAAP)

Three and Six Months ended June 30, 2013 and June 30, 2012

(Dollars, in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012

Gross Revenue	469,626	379,620	888,685	722,675

Reimbursable expenses	135,407	102,613	237,677	193,335

Net Revenue	334,219	277,007	651,008	529,340

Costs and expenses
Direct costs	214,231	180,127	416,592	342,411
Selling, general and administrative	77,548	69,410	153,112	136,925
Depreciation and amortization	11,520	10,830	22,976	21,632
Restructuring and other items	4,621	5,636	9,033	5,636

Total costs and expenses	307,920	266,003	601,713	506,604

Income from operations	26,299	11,004	49,295	22,736

Net interest expense	(100)	(231)	(285)	(266)

Income before provision for income taxes	26,199	10,773	49,010	22,470

Provision for income taxes	3,720	2,809	7,486	5,535

Net income	22,479	7,964	41,524	16,935

Net income per ordinary share
Basic	$0.37	$0.13	$0.69	$0.28

Diluted	$0.36	$0.13	$0.67	$0.28

Weighted average number of ordinary shares
Basic	60,724,296	59,978,509	60,555,945	60,032,306

Diluted	61,898,903	60,630,891	61,607,757	60,607,635

ICON plc

Summary Balance Sheet Data

June 30, 2013 and December 31, 2012

(Dollars, in thousands)

	June 30,	December 31,
	2013	2012
	(Unaudited)	(Audited)

Net cash	183,903	190,230

Accounts receivable	305,805	285,419
Unbilled revenue	140,145	112,483
Payments on account	(272,019)	(219,467)
Total	173,931	178,435

Working Capital	253,507	250,326

Total Assets	1,293,122	1,202,108

Shareholder's Equity	801,708	754,575

CONTACT:
ICON plc
Investor Relations
1-888-381-7923
or
Brendan Brennan
CFO
+ 353 1 291 2000
OR
Simon Holmes
EVP IR & Corporate Development
+3531 291 2000
http://www.iconplc.com